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                                                               [LOGO OF MetLife]

First MetLife Investors Insurance Company
200 Park Avenue
New York, NY 10166

VIA EDGAR TRANSMISSION

April 28, 2016

Min Oh, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-8629

Re: Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4 for First MetLife Investors Insurance Company
     First MetLife Investors Variable Annuity Account One
     File Nos. 333-209059/811-08306
     (Class S (offered on and after May 2, 2016) and Class S-L Share Option (offered on and after May 2, 2016))

Dear Mr. Oh:

On behalf of First MetLife Investors Insurance Company (the "Company") and First MetLife Investors Variable Annuity Account One (the "Separate Account"), the Company acknowledges, with respect to the above-referenced filing, that:

     o should the Commission or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Min Oh, Esq.
April 28, 2016
Page 2

If you have any questions about this matter, please call the undersigned at
(980) 949-4231 or Tom Conner at (202) 414-9208.

Sincerely,


/s/ Gregory E. Illson
-------------------------
Gregory E. Illson
Vice President

cc:  W. Thomas Conner, Esq
     John M. Richards, Esq.